June 27, 2023

VIA EDGAR TRANSMISSION

John Coleman

Mark Wojciechowski

Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Nexa Resources S.A.
Form 20-F for the Fiscal Year Ended December 31, 2022 Filed March 20, 2023
File No. 001-38256

Dear Mr. Coleman, Mr. Wojciechowski and Mr. Hiller:

Nexa Resources S.A. (“Nexa”) is in receipt of the June 16, 2023 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Nexa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

As discussed with Mr. Wojciechowski and Mr. Hiller, Nexa is respectfully requesting an extension of the expected timing of Nexa’s response to the comment letter. Due to the nature of the staff’s comments, Nexa expects to submit its response on or about July 14, 2023.

If you have questions or require additional information, please do not hesitate to contact me at + 51 947 488 540.

Very truly yours,

/s/ José Carlos del Valle
José Carlos del Valle Senior Vice President of Finance and Group Chief Financial Officer

cc: Francesca L. Odell (Cleary Gottlieb Steen & Hamilton LLP)